# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SUMA Acquisition Corp, CIK 0002105838
CUSIP: G8557R103
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 6543 Las Vegas Blvd S, Las Vegas, Nevada (NV), 89119
Date of event which requires filing of this statement: 03/12/2026
Filed by CIK 0002112681
Persons authorized to receive notices and communications: Naseem Saloojee, 6543 Las Vegas Blvd S, Las Vegas, Nevada (NV), 89119, (647) 622-9173

## Reporting persons
- Naseem Saloojee (CIK 0002112681): type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: working capital (WC); sole voting power 6,066,875; shared voting power 0; sole dispositive power 6,066,875; shared dispositive power 0; aggregate amount beneficially owned 6,066,875 (26.02% of the class)
  Comment: (1) Includes 316,875 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-292831). The 316,875 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon consummation of the Issuer's initial business combination), acquired pursuant to Private Placement Units Purchase Agreements by and between SUMA Sponsor LP (the " US Sponsor"), SUMA Canada II Sponsor LP (the "Canada II Sponsor") and the Issuer. Naseem Saloojee, the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, is the sole director of SUMA Management Corporation, the general partner of the US Sponsor, SUMA Canada Sponsor LP (the "Canada Sponsor" and, together with the US Sponsor and Canada II Sponsor, the "Sponsors") and the Canada II sponsor and accordingly Mr. Saloojee may be deemed to have beneficial ownership of securities reported herein. Mr. Saloojee disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- SUMA Management Corporation (CIK 0002115884): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 6,066,875; shared voting power 0; sole dispositive power 6,066,875; shared dispositive power 0; aggregate amount beneficially owned 6,066,875 (26.02% of the class)
  Comment: (1) Includes 316,875 of the Issuer's Class A ordinary shares, $0.0001 par value and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-292831). The 316,875 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon consummation of the Issuer's initial business combination), acquired pursuant to Private Placement Units Purchase Agreements by and between the US Sponsor, the Canada II Sponsor and the Issuer. SUMA Management Corporation is the general partner of the Sponsors and may be deemed to have beneficial ownership of securities reported herein. Mr. Saloojee disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- SUMA Sponsor LP (CIK 0002115885): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,655,262; shared voting power 0; sole dispositive power 1,655,262; shared dispositive power 0; aggregate amount beneficially owned 1,655,262 (7.1% of the class)
  Comment: (1) Includes 141,922 of the Issuer's Class A ordinary shares, $0.0001 par value and 1,513,340 of the Issuer's Class B ordinary shares, $0.0001 par value, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-292831). The 141,922 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon consummation of the Issuer's initial business combination), acquired pursuant to Private Placement Units Purchase Agreement by and between the US Sponsor and the Issuer.
- SUMA Canada Sponsor LP (CIK 0002115886): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 4,236,660; shared voting power 0; sole dispositive power 4,236,660; shared dispositive power 0; aggregate amount beneficially owned 4,236,660 (18.2% of the class)
  Comment: (1) Includes 4,236,660 of the Issuer's Class B ordinary shares, $0.0001 par value, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-292831).
- SUMA Canada II Sponsor LP (CIK 0002115888): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 174,953; shared voting power 0; sole dispositive power 174,953; shared dispositive power 0; aggregate amount beneficially owned 174,953 (0.8% of the class)
  Comment: (1) The 174,953 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon consummation of the Issuer's initial business combination), acquired pursuant to Private Placement Units Purchase Agreement by and between the Canada II Sponsor and the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: SUMA Acquisition Corp
Address of issuer's principal executive offices: 6543 Las Vegas Blvd S, Las Vegas, Nevada (NV), 89119

## Item 2. Identity and Background
Name of person filing: (a) This statement is filed by: (i) the Sponsors, which are the holders of record of approximately 26.02% of the issued and outstanding Ordinary Shares (6,066,875) based on the number of Class A Ordinary Shares (316,875) and Class B Ordinary Shares (5,750,000) outstanding as of March 12, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on March 13, 2026; (ii) Naseem Saloojee, the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and the sole director of SUMA Management Corporation; and (iii) SUMA Management Corporation, the general partner of the each of the Sponsors. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Sponsors, Naseem Saloojee and SUMA Management Corporation is 6543 Las Vegas Blvd S, Las Vegas, NV 89119.
Present principal occupation or employment: The Sponsors' principal business is to act as the Issuer's sponsors. Mr. Saloojee serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and as the sole director of SUMA Management Corporation, which is the general partner of each of the Sponsors.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The US Sponsor is a Delaware limited partnership. The Canadian Sponsors are Ontario limited partnerships and SUMA Management Corporation is an Ontario corporation. Mr. Saloojee is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $3,193,750. The source of these funds was the working capital of the Sponsors.

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the organization of the Issuer, on December 12, 2025, the US Sponsor paid $12,750, or approximately $0.004 per share, to cover certain of our offering costs in exchange for 2,932,500 founder shares. On December 12, 2025, Canada Sponsor paid $12,250, or approximately $0.004 per share, to cover certain of our offering costs in exchange for 2,817,500 founder shares. On February 28, 2026, the Canada Sponsor purchased 1,419,160 founder shares from the US Sponsor for the purchase price of $6,170, or approximately $0.004 per share. As a result of this transfer, the US Sponsor holds 1,513,340 founder shares and the Canada Sponsor holds 4,236,660 founder shares, as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On March 10, 2026, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), SUMA Sponsor LP and SUMA Canada II Sponsor LP purchased 316,875 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to Private Placement Units Purchase Agreements, dated as of March 10, 2026, by and between the Issuer (the "Private Placement"). In connection with the Private Placement, the US Sponsor purchased 141,922 Placement Units and the Canada II Sponsor purchased 174,953 Placement Units, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share at an exercise price of $10.00, subject to adjustment, commencing upon the consummation of the Issuer's initial business combination (as described more fully in the Issuer's Final Prospectus dated March 10, 2026). The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 6,066,875 Ordinary Shares, including 316,875 Class A ordinary shares and 5,750,000 Class B Ordinary Shares outstanding as of March 12, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on March 13, 2026) are as follows:

Sponsors:
SUMA Sponsor LP: Amount beneficially owned: 1,655,262, and Percentage: 7.1%
SUMA Canada Sponsor LP: Amount beneficially owned: 4,236,660 and Percentage: 18.2 %
SUMA Canada II Sponsor LP: Amount beneficially owned: 174,953 and Percentage: 0.8%;
Naseem Saloojee: Amount beneficially owned: 6,066,875 and Percentage: 26.02%.; and
SUMA Management Corporation.: Amount beneficially owned: 6,066,875 and Percentage: 26.02%
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 6,066,875 Ordinary Shares, including 316,875 Class A ordinary shares and 5,750,000 Class B Ordinary Shares outstanding as of March 12, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on March 13, 2026) are as follows:

(a) US Sponsor: Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 1,655,262

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 1,655,262

iv. Shared power to dispose or to direct the disposition of: 0

(b) Canada Sponsor: Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 4,236,660

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 4,236,660

iv. Shared power to dispose or to direct the disposition of: 0

(c) Canada II Sponsor: Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 174,953

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 174,953

iv. Shared power to dispose or to direct the disposition of: 0

(d) Naseem Saloojee: Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 6,066,875

ii. Shared power to vote or to direct the vote 0

iii. Sole power to dispose or to direct the disposition of: 6,066,875

iv. Shared power to dispose or to direct the disposition of: 0

(e) SUMA Management Corporation: Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 6,066,875

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 6,066,876

iv. Shared power to dispose or to direct the disposition of: 0

Mr. Saloojee is the sole director of SUMA Management Corporation, the general partner of each of the Sponsors, and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsors. As such, Mr. Saloojee may be deemed to have beneficial ownership of the securities held of record by the Sponsors. Mr. Saloojee disclaims any beneficial ownership of the securities held of record by the Sponsors other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Founder Share Purchase Agreements between the Issuer and Sponsor

On December 12, 2025, the US Sponsor paid $12,750, or approximately $0.004 per share, to cover certain of our offering costs in exchange for 2,932,500 founder shares. On December 12, 2025, Canada Sponsor paid $12,250, or approximately $0.004 per share, to cover certain of our offering costs in exchange for 2,817,500 founder shares. On February 28, 2026, the Canada Sponsor purchased 1,419,160 founder shares from the US Sponsor for the purchase price of $6,170, or approximately $0.004 per share. As a result of this transfer, the US Sponsor holds 1,513,340 founder shares and the Canada Sponsor holds 4,236,660 founder shares.

The description of the Founder Share Purchase Agreements is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on January 20, 2026 (and is incorporated by reference herein as Exhibit 10.1).

Placement Units Purchase Agreements between the Issuer and Sponsor

On March 12, 2026, simultaneously with the consummation of the IPO, the US Sponsor purchased 141,922 Placement Units and the Canada II Sponsor purchased 174,953 Placement Units for a total of 316,875 Placement Units pursuant to the Placement Units Purchase Agreements. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below).

The description of the Placement Units Purchase Agreements is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 13, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On March 10, 2026, in connection with the IPO, the Issuer, the Sponsors and Mr. Saloojee and certain other parties thereto entered into a letter agreement (the "Insider Letter"). Pursuant to the Insider Letter, the Sponsors and Mr. Saloojee agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer's obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the IPO, or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") including interest earned on the funds held in the Trust Account, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer's proposed initial business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Company's independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of permitted withdrawals and taxes payable; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on March 13, 2026 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On March 10, 2026, in connection with the IPO, the Issuer, the Sponsors and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsors were granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on March 13, 2026 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Securities Subscription Agreements, dated as of December 12, 2025, by and between the Issuer and SUMA Sponsor LP and the Issuer and SUMA Canada Sponsor LP (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on January 20, 2025).

Exhibit 10.2 - Private Placement Units Purchase Agreements, dated as of March 10, 2026, by and between the Issuer and SUMA Sponsor LP and the Issuer and SUMA Canada II Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 13, 2026).

Exhibit - 10.3 Letter Agreement, dated as of March 10, 2026, by and among the Issuer, the Sponsors and the Issuer's officers and directors (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 13, 2026).

Exhibit - 10.4 Registration Rights Agreement, dated as of March 10, 2026, by and among the Issuer, the Sponsors and other security holders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 13, 2026).

Exhibit - 99.1 Joint Filing Agreement, March 18, 2026, by and among the Reporting Persons.

## Signatures
- Naseem Saloojee: /s/ Naseem Saloojee, Naseem Saloojee (03/18/2026)
- SUMA Management Corporation: /s/ Naseem Saloojee, Naseem Saloojee/Authorized Person (03/18/2026)
- SUMA Sponsor LP: /s/ Naseem Saloojee, Naseem Saloojee/Authorized Person (03/18/2026)
- SUMA Canada Sponsor LP: /s/ Naseem Saloojee, Naseem Saloojee/Authorized Person (03/18/2026)
- SUMA Canada II Sponsor LP: /s/ Naseem Saloojee, Naseem Saloojee/Authorized Person (03/18/2026)